Item 77D - Deutsche Global Income Builder Fund (a series of Deutsche Market Trust)

Effective on July 14, 2014, the following information was added to the "PRINCIPAL
INVESTMENT STRATEGY" section within the
summary section and the "FUND DETAILS"
section of Deutsche Global Income Builder Fund's prospectus:

The fund may also invest in affiliated mutual funds. The fund may invest up to 5% of net assets in shares of the following funds: DWS Enhanced Emerging Markets
Fixed Income Fund, which invests primarily in high yield emerging market bonds; DWS Floating Rate Fund, which invests primarily in senior loans; and, DWS High
Income Fund, which invests primarily in high yield bonds.



 For internal use only
S:\Shared\Financial Reporting\Deam\Production\2014\10.2014\N-SAR\N-
SAR Backup\Deutsche Market Trust\Exhibit 77D Market Trust - Global Income Builder.Docx

1

 For internal use only

 For internal use only